================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (RULE 14d-100)


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                           REDWOOD MICROCAP FUND, INC.
                       ----------------------------------
                       (Name of Subject Company (Issuer))


                               GIBBS HOLDINGS LLC
                                  JOHN D. GIBBS
                       ----------------------------------
                       (Name of Filing Persons (Offeror))


                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   758058 10 1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                  JOHN D. GIBBS
                                807 WOOD N CREEK
                             ARDMORE, OKLAHOMA 74301
                                 (580) 226-6700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)


                                 WITH A COPY TO:

                            MICHAEL M. STEWART, ESQ.
                   CROWE & DUNLEVY, A PROFESSIONAL CORPORATION
                          20 NORTH BROADWAY, SUITE 1800
                             OKLAHOMA CITY, OK 73102
                                 (405) 235-7747


                            CALCULATION OF FILING FEE

   Transacton valuation*                              Amount of filing fee:
          N/A                                                  N/A

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation is based on the final tender results of

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                      Filing Party:
Form or Registration No.:                                    Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [_]

          On March 28, 2005, Gibbs Holdings, LLC ("Holdings") and John Gibbs ("Gibbs") filed a Schedule 13D relating to the purchase of a controlling interest in Redwood Microcap Fund, Inc. ("RWMC") which included a disclosure that Holdings intends to make a cash tender offer for all of the remaining shares of RWMC at a price of $1.60 per share as soon as practicable. A copy of the Schedule 13D is filed as an Exhibit to this Schedule TO. On the same date, RWMC issued a press release announcing the transaction and the intended tender offer.





ITEM 12.  EXHIBITS.

          EXHIBIT NUMBER       DESCRIPTION
          --------------       -----------

          (a)(5)(i) Schedule 13D as filed with the Securrities and Exchange Commission on March 28, 2005 by Gibbs Holdings LLC and John Gibbs

          (a)(5)(ii)           Press release of RWMC dated March 28, 2005

                                  EXHIBIT INDEX





EXHIBIT NUMBER                 DESCRIPTION
--------------                 -----------

(a)(5)(i) Schedule 13D as filed with the Securrities and Exchange Commission on March 28, 2005 by Gibbs Holdings LLC and John Gibbs.

(a)(5)(ii)                     Press release of RWMC dated March 28, 2005